ARCELORMITTAL 6-K

Exhibit 99.1

press release

Statement re Acciaierie d'Italia being placed into extraordinary administration

20 February 2024, 17:30 CET

Earlier today the Italian Government announced that it has placed Acciaierie d’Italia SpA (‘ADI’) into extraordinary administration subsequent to the request of Invitalia, thereby passing control of the company from its current shareholders, ArcelorMittal and Invitalia, to government appointed commissioners.

This ends ArcelorMittal’s involvement in ADI, which started in 2018. Since that time, ArcelorMittal has been fully committed to the people and assets of ADI - then known as Ilva - investing over €2 billion. This very significant investment enabled ADI to complete an extensive €800 million environmental programme on time that ensured compliance with the Integrated Environmental Authorisation set out by the Italian government, as well as invest €1.2 billion in upgrading equipment at all sites. ADI also benefited from hundreds of millions of euros of credit through the provision of raw materials by ArcelorMittal.

ArcelorMittal had been keen to address the significant discrepancy in capital investment into ADI by the two shareholders. In recent discussions ArcelorMittal put forward pragmatic proposals to address this while continuing the public-private partnership with Invitalia that was established in April 2021. When we were not able to agree on acceptable terms, we also offered to sell our shareholding in ADI to Invitalia. The discussions, despite ArcelorMittal’s best efforts, were not successful.

Had ADI been able after April 2021 to access traditional debt financing and been able to raise the working capital required to fund its ongoing needs, rather than relying on equity injections from its shareholders as its sole source of capital, this situation could have been avoided. Unfortunately, the conditions precedent to allow ADI to convert its lease of the assets into a formal purchase – conditions that ADI has no control over, were originally set to be completed before May 2022, and subsequently extended to May 2024 - remain unmet today. ADI’s financial situation has been further impacted by the Italian Government delivering less than one-third of the €2 billion of support measures it offered to at the time the public-private partnership with Invitalia was established.

An already complicated turnaround was made even more challenging by the instability caused by the temporary removal of criminal immunity applicable during the implementation period of the environmental investment programme, the demand environment during the Covid crisis and the energy crisis in Europe last year.

For the people and communities of ADI, ArcelorMittal hopes that a future can be secured that will bring much needed stability.

ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel company, with a presence in 60 countries and primary steelmaking facilities in 15 countries. In 2022, ArcelorMittal had revenues of $79.8 billion and crude steel production of 59 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our purpose is to produce ever smarter steels that have a positive benefit for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail: Italy - Ad Hoc Communications Marina Beccantini Giorgio Zambeletti	+44 20 3214 2419 press@arcelormittal.com +39 335 1415588 +39 335 5347916